
UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

January 31, 2024

Scott Strazik
Chief Executive Officer
GE Vernova LLC
58 Charles Street
Cambridge, MA 02141

> **Re: GE Vernova LLC**
> **Amendment No. 2 to Draft Registration Statement on Form 10-12B**
> **Submitted January 19, 2024**
> **CIK No. 0001996810**

Dear Scott Strazik:

　　We have reviewed your filing and have the following comment.

　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Draft Registration Statement

Certain Relationships and Related Party Transactions
Credit Support, page 180

1.　　Please revise your disclosure to more fully discuss the obligations described under this heading, including the following:

- Discuss the extent to which you have arranged for the termination or replacement of GE and its subsidiaries from (i) parent company guarantees, surety bonds, letters of credit, or similar instruments of credit support and (ii) certain categories of contracts (including certain customer contracts) as of the date of the information statement.
- More fully describe the contracts identified in item (ii) above and the obligations of GE and its subsidiaries in relation thereto.
- Explain your related indemnification obligations, including quantification or otherwise providing sufficient information to allow stockholders to assess the materiality of these obligations.

- Include a separate risk factor assessing material related risks, including whether and how these obligations may affect your operations, business plans, and/or ability to obtain and maintain investment grade ratings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Christodoulos Kaoutzanis